

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2013

Via E-mail

Darrell Cavens
President and Chief Executive Officer
zulily, inc.
2200 First Avenue South
Seattle, WA 98134

> **Re: zulily, inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted August 9, 2013**
> **CIK No. 0001478484**

Dear Mr. Cavens:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please revise the registration statement to include all information required by Form S-1, including filing the required exhibits, and complete all blanks in the registration statement, subject to applicable exemptions. Please also confirm to us your understanding that we will require sufficient time to review such information before declaring the registration statement effective.

2. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of

the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3. Please tell us whether you will be deemed a "controlled company" as defined by the market on which you intend to list your common stock and, if so, whether you intend to rely on any exemptions as a controlled company. If applicable, please disclose on the prospectus cover page and in the prospectus summary that you are a controlled company, and include a risk factor that discusses the effect, risks and uncertainties of being designated a controlled company."

4. You have indicated that certain disclosures are of a date prior to the filing of the registration statement. For example, we note the date of March 31, 2013 for your principal and selling stockholders disclosures and for disclosure relating to outstanding share amounts. Throughout the course of the review process, please continue to update this information to provide the most current information as of the most recent date practicable.

Prospectus Summary, page 1

5. We note throughout your prospectus your reference to the term "flash sales event" which is the cornerstone of your marketing strategy. Given the importance of this marketing strategy please augment your disclosure to clearly define and breakdown what a "flash sales event" entails. In this regard, we note your discussion on page 4, second full paragraph under the heading "Our Offering for Moms," concerning the fact that every morning you launch a variety of events.

6. Portions of your summary disclosures appear identical to that in your business section disclosure. Please revise to eliminate unnecessary duplicative disclosure. In this regard, the summary should only highlight key aspects of the offering.

Our Industry, page 4

7. Please provide copies of the reports or studies that support the qualitative and comparative statements contained in your prospectus. We note the following examples:

- "Euromonitor, a consumer market research company, estimated that the North American retail market was $3.1 trillion in 2012 with online retail representing $183 billion, or 5.9% of the total retail market." Page 4;
- "According to a 2012 report from the U.S. Census Bureau, 39 million U.S. households have children under the age of 18, representing 121 million people." Page 4;
- "According to a 2009 report from Advertising Age, an advertising industry publication, women controlled 73% of household spending." Page 4;

- "According to eMarketer, a market research company, 23% of moms who use the Internet shop on their mobile devices as compared to 15% of the rest of the general Internet user population." Page 4; and,
- "Today, we are one of the largest standalone e-commerce companies in the United States." Page 52.

These are only examples. Please mark your furnished support or provide page references in your response to the sections you rely upon for each specific statement. To the extent you are unable to provide support, please delete the qualitative and comparative statement, or revise to indicate that it is based on management's belief and discuss the basis for such belief. Please revise throughout your prospectus as necessary.

Risk Associated With Our Business, page 6

8. Please include in your risk factors listed the risk that you have incurred significant operating losses for the last two fiscal years.

Special Note Regarding Forward-Looking Statements, page 41

9. Please remove your statement that you "have not independently verified any third-party information" contained in your prospectus, as it is inappropriate to suggest that you are not responsible for the accuracy of the information you elect to include in your disclosure document.

Capitalization, page 44

10. Please state separately the number of shares authorized, issued and outstanding for each class of common shares.

Dilution, page 46

11. In your presentation of dilution to new investors, please separately state the increase/decrease in historical net tangible book value per share attributable to the assumed conversion of preferred stock separately from the effect on net tangible book value due to new investors. Please also separately state for the converting preferred stock, the shares purchased, total consideration and average price per share.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 52</u>

<u>Factors Affecting Our Performance, page 55</u>

<u>Ability to Attract Site Visitors at Reasonable Cost, page 55</u>

12. Please revise to better explain the term "push" communications.

<u>Business, page 76</u>

13. Please revise to elaborate on the components of your custom fully integrated fulfillment infrastructure. It may be helpful to provide an example of an order as it is processed through your fulfillment system.

14. Please revise to describe the nature of the agreements and/or arrangements that you have with your vendors.

<u>Executive Compensation, page 97</u>

15. Please file as exhibits the November 19, 2009 offer letter agreement with Mr. Cavens, the November 23, 2009 offer letter agreement with Ms. Twomey and the October 26, 2009 restricted stock purchase agreement with Mr. Cavens.

<u>Principal and Selling Stockholders, page 107</u>

16. Please provide the disclosure required by Item 201(b)(1) of Regulation of Regulation S-K concerning the number of holders of your common stock.

17. Disclose, by footnote or otherwise, the natural person(s) who control the "entities affiliated with Andreessen Horowitz." If any of these entities is a public entity, majority-owned subsidiary of a public entity or registered investment company, please disclose this by way of footnote. Refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

<u>Description of Capital Stock, page 110</u>

<u>Choice of Forum, page 116</u>

18. We note your disclosure that under your certificate of incorporation the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought by a shareholder. Please tell us what consideration you gave to including a risk factor discussing the effects of such a provision on your stockholders, including the possibility that the exclusive forum provision may discourage lawsuits

against your officers and directors. In this regard we note your bullet point reference to the choice of forum provision in your risk factor beginning at the bottom of page 39 concerning the anti-takeover impact of your charter and Delaware and Washington law.

Consolidated Financial Statements, page F-1

19. Please update the financial statements to include financial statements for an interim period ending within 135 days of the effective date. Please refer to Rule 3-12 of Regulation S-X.

Report of Independent Registered Public Accounting Firm, page F-2

20. The second paragraph refers to auditing standards of the Public Company Accounting Oversight Board (PCAOB) as opposed to standards of the PCAOB as set forth in Auditing Standard No. 1. Please advise whether non-auditing standards of the PCAOB were complied with during the audit.

Consolidated Balance Sheets, page F-3

21. Please state separately, in the balance sheets or in a note thereto, any item in excess of five percent of total current liabilities.   In this regard, we note that the balance in accrued expenses exceeds five percent of current liabilities. Alternatively, you may consider adding a table to the notes which lists the components included in accrued expenses. Refer to guidance in ASC 210-10-S99-1.

22. Please state separately, in the balance sheets or in a note thereto, the number of shares issued and outstanding for each class of common shares outstanding. Please disclose the rights for the different classes of common shares. Also, show the changes in each class of common stock for each period for which a statement of operations is provided. Refer to guidance in ASC 210-10-S99-1.

Consolidated Statements of Operations, page F-4

23. Please revise to present loss applicable to common stockholders. Refer to guidance in ASC 225-10-S99-5.

Consolidated Statements of Convertible Redeemable Preferred Stock and Stockholders' Equity (Deficit), page F-6

24. Please tell us your basis in GAAP for recording increases in the carrying amount of the convertible redeemable preferred stock within accumulated deficit as opposed to additional paid in capital since there are no retained earnings. Refer to guidance in ASC 480-10-S99-2.

Note 1. Description of the Company and Summary of Significant Accounting Policies, page F-8

Inventories, page F-9

25. Please disclose your cost flow assumption associated with your accounting policy for inventories actually reflected in the balance sheet. In this regard, it appears there is a short lag between purchase of inventory and delivery to the customer. If so, advise us whether this represents a specific identification method or some other method. Please refer to guidance in ASC 330-10-30-9. If applicable, please also disclose the nature of cost elements included in inventory. Refer to guidance in ASC 210-10-S99-1.

Other Investments, page F-10

26. Please disclose the aggregate carrying amount of all cost method investments and the other information in ASC 325-20-50-1(b) and (c). Please also explain to us how you determined the respective carrying amounts of the convertible preferred shares and the fully-earned common stock warrant. Your disclosure suggests that you issued a minority stake in exchange for such equity interests. If our understand is correct, please tell us the accounting entries made and how you valued the transaction.

Note 5. Convertible Redeemable Preferred Stock and Stockholders' Equity (Deficit), page F-15

27. Please advise us, with a view toward disclosure, how you determined fair values of the derivative liability at each reporting period regarding the Series A Call and Put. In this regard, please help us understand how the combination of the Series A Call and Put were determined to be a single combined derivative liability. We understand the combination of a long call and short put position on the same instrument at the same strike price would create a synthetic forward contract to purchase shares on behalf of the seed investors. We are not clear on how it represents a derivative liability from the standpoint of the company. Please explain.

Conversion, page F-17

28. Please explain to us, with a view toward disclosure, how the adjustment to the Series D preferred stock conversion price from $2.07 to $2.05 was accounted for including whether such change affected the redemption amount. If no accounting recognition was given to the lowering of the conversion price, please explain your basis in GAAP for your accounting.

Repurchase of Convertible Preferred Stock, page F-17

29. Please provide us with your calculation of the deemed dividend related to the Series Seed preferred stock and Series A preferred stock. In your response please provide the breakdown of the carrying value of stock repurchased between the Series Seed preferred stock and Series A preferred stock. If the amount was calculated as the

difference between the fair value of the consideration transferred to the holders of the preferred stock and the carrying amount of the preferred stock in the balance sheet, net of issuance costs, please show us how the accretion related to shares repurchased was treated in the computation of the respective carrying amount. If possible, please reconcile the initial issuance price and related accretion amounts to the amounts in the statements of convertible redeemable preferred stock and stockholders' equity on a per share or aggregate basis. Refer to guidance in ASC 260-10-S99-2.

Note 6. Stock-Based Compensation, page F-17

Repurchase of Common Stock, page F-18

30. We presume the repurchase price of the common stock and Series C preferred stock was the sum of the estimated fair value of the shares plus the expense recorded.   If otherwise, please disclose fair value. In any event, please disclose the fair market value of the shares repurchased and how you determine estimated fair value of such shares including the method used to estimate fair value for transactions in 2010 and 2011. Refer to guidance in ASC 718-10-50-1.

31. You disclose you issued 7,813,275 of common stock on page F-18 and options to purchase 1,895,850 common shares on page F-21 during fiscal 2011. You also disclose a total of 13,571,785 common shares issued in the consolidated statement of convertible redeemable preferred stock and stockholders' deficit for fiscal 2011. Please explain to us whether additional issuances were made in 2011 and whether they should be disclosed in the notes.

32. Please disclose the weighted-average exercise prices for options granted, exercised and cancelled during fiscal 2012 in the table of stock option activity on page F-21. Refer to guidance in ASC 718-10-50-2.

Note 8. Segment Information, page F-24

33. Please disclose revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. The amounts of revenues reported shall be based on the financial information used to produce the general-purpose financial statements. If providing the information is impracticable, that fact should be disclosed. Refer to guidance in ASC 280-10-50-40.

Note 9, Income taxes, page F-26

34. Please explain to us the mechanics by which the effective income tax rate is increased by stock compensation.   Please be detailed in your explanation making it clear whether any stock compensation for financial reporting purposes will ever be deductible in the

future. In this regard, you may want to explain whether such options are qualifying options

Undertakings, page II-2

35. Please revise to include the undertakings required by Item 512(a)(5)(ii) of Regulation S-K. See C&DI Question 229.01 (Securities Act Rules).

36. Please note that due, in part, to the language of Securities Act Rule 430C(d), the undertaking included in Item 512(a)(6) of Regulation S-K should be included in filings for initial public offerings. Please revise your registration statement to include this undertaking.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

Please contact Tony Watson, Staff Accountant, at (202) 551-3318 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Lilyanna Peyser, Special Counsel, at (202) 551-3222 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director